EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
(In thousands, except ratios)	2014	2013
	(unaudited)
Earnings:
Net income	$185,867	$131,564
Add:
Provision for income taxes	100,799	71,307
Fixed charges	193,546	165,896
Less:
Capitalized interest	(31,907)	(23,124)
Earnings as adjusted (A)	$448,305	$345,643
Fixed charges:
Interest expense	161,177	142,215
Capitalized interest	31,907	23,124
Interest factors of rents (1)	462	557
Fixed charges as adjusted (B)	193,546	165,896
Ratio of earnings to fixed charges ((A) divided by (B))	2.32	2.08

(1)  Estimated to be 1/3 of rent expense.